Exhibit 99.4

CONSENT OF INDEPENDENT  REGISTERED PUBLIC ACCOUNTING  FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-12458, 333-140809 and 333-190468  on Form S-8, and Nos. 333-161781 and 333-189764 on From F-3, of our report, dated February 19, 2014, related to the financial statements of Cimatron Gibbs, LLC (not represented separately herein) for the year ended December 31, 2013 appearing in this report on form 6-K of Cimatron LTD.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
March 19,2014

LUCAS, HORSFALL, MURPHY & PINDROH, LLP
100 East Corson Street, Suite 200, Pasadena, CA 91103-3841    Tel: 626.744.5100 Fax: 626.744.5110  www.lhmp.com
MSI Global Alliance Independent Member Ftrm